Exhibit 99.40

Franco-Nevada	TSX:FNV
www.franco-nevada.com
Press Release

Franco-Nevada and Gold Wheaton

Agree to Friendly Business Combination

This press release contains forward-looking statements. Reference should be made to the

“Cautionary Statement on Forward-looking Information” at the end of this press release.

Franco-Nevada	GOLD WHEATON

TORONTO, December 13, 2010 - Franco-Nevada Corporation (TSX — FNV) (“Franco-Nevada” or the “Company”) announced today that it and Gold Wheaton Gold Corp. (“Gold Wheaton”) have agreed to a friendly business combination whereby Franco-Nevada will acquire Gold Wheaton for approximately C$830 million in cash and shares.

Under the terms of a binding letter agreement, the transaction will be structured as a Plan of Arrangement, and Gold Wheaton’s common shareholders will receive C$5.20 per share, payable 60% in shares and 40% in cash. This represents a premium of 19% to the closing price of Gold Wheaton’s shares on the TSX on December 10, 2010, a 23% premium based on the 20-day volume weighted average trading price of Gold Wheaton’s shares on the TSX, and a 35% premium to the closing price of Gold Wheaton’s shares on November 9, 2010 (C$3.84), the day before Quadra FNX Mining Ltd. (“Quadra FNX”) publicly indicated that its 34.5% block of Gold Wheaton shares was a non-core asset.

David Harquail, President & CEO of Franco-Nevada, said “The acquisition of Gold Wheaton materially increases the exposure and leverage of Franco-Nevada shareholders to increasing gold, platinum and palladium prices.  We expect this acquisition to be accretive to all per share metrics and the transaction adds the Quadra FNX Sudbury footwall deposits as a further cornerstone asset.  As the leading gold royalty company, Franco-Nevada continues to deliver value to our shareholders through accretive growth transactions.”

David Cohen, Chairman and CEO of Gold Wheaton, added “The combination with Franco-Nevada provides our shareholders with premium value and liquidity for their shareholdings in Gold Wheaton.  The significant share consideration to be received by our shareholders provides an opportunity to continue to participate in the upside of the combined company which, as the clear industry leader in gold royalties, has tremendous growth potential.”

The combination with Gold Wheaton enhances Franco-Nevada’s position as the largest gold-focused royalty company:

•                  Significant immediate increase in cash flow from precious metals streams

•                  Increased precious metals revenue exposure, with pro forma precious metals Net Royalty Revenues expected to be in excess of 85% of total Net Royalty Revenue

•                  Increased leverage to the gold price through the addition of more gold streams to Franco-Nevada’s mix of royalties

•                  Free Cash Flow margin expected to be in excess of 90% of Net Royalty Revenue

•                  Exposure to substantial precious metals streams on a suite of operating assets:

•                  A stream of 50% of the life of mine gold, platinum and palladium in ore from Quadra FNX’s Sudbury footwall deposits, including the high-grade Morrison Deposit with significant growth potential and increasing precious metals grades at depth

•                  A 25% life of mine gold stream royalty on First Uranium’s Mine Waste Solutions uranium and gold tailings recovery operation that has low operating risk and an expected remaining mine life of approximately 15 years and increased production by nearly 50% planned for 2012

•                  A 7% life of mine gold stream royalty on First Uranium’s Ezulwini Mine, that has planned gold production growth to over 200,000 oz per annum by 2015 and over 300,000 oz per annum by 2019, with plans to mine over 5.5 million oz of gold over an expected 20 year mine life

•                  The pro forma cash balance at Closing is expected to be approximately US$170 million if the existing C$107 million of Gold Wheaton notes are called and US$290 million if they are not. In addition Franco-Nevada has an undrawn US$175 million revolver and robust operating cash flows which provide significant capital for further acquisitions and continuation of Franco-Nevada’s existing dividend policy

Summary of the Transaction

The acquisition of Gold Wheaton is expected to be completed by way of a court approved Plan of Arrangement. The companies have entered into a binding letter agreement whereby Franco-Nevada will acquire the issued Gold Wheaton common shares that it does not already own for C$5.20 per common share, payable 60% in Franco-Nevada shares and 40% in cash or 0.0934 of a Franco-Nevada share and C$2.08 in cash per share. Gold Wheaton warrant holders will be entitled to receive upon exercise of their warrants the same consideration as is received by the shareholders of Gold Wheaton. The Franco-Nevada board of directors has approved the transaction and the Company does not require, and the transaction is not subject to, approval by the shareholders of Franco-Nevada.  The issuance of the Franco-Nevada shares is subject to TSX approval.

The binding letter agreement provides for the companies to enter into a definitive arrangement agreement on or before January 5, 2011. Prior to entering into such agreement, Gold Wheaton will obtain an opinion from its financial advisors that the consideration offered pursuant to the binding letter agreement and subsequent arrangement agreement is fair, from a financial point of view, to the holders of common shares of Gold Wheaton and a formal valuation from an independent valuator as required by MI 61-101 — Protection of Minority Security Holders in Special Transactions. Closing of the transaction will be subject to customary conditions, including approval by the shareholders of Gold Wheaton at a special meeting of shareholders (66 and 2/3% of the votes cast and majority of the minority approval) and receipt of court and necessary regulatory approvals. The transaction is expected to close in March 2011.

A copy of the binding letter agreement will be filed on SEDAR. The agreement includes standard non-solicitation and superior proposal provisions and a break fee of $25 million. Prior to entering into a definitive arrangement agreement, all directors and senior officers of Gold Wheaton will enter into customary voting/lock-up agreements. Other provisions in the binding letter agreement include conditions to closing the transaction, representations and warranties and covenants customary for arrangement agreements.

Acquisition of Gold Wheaton Shares from Quadra FNX

In a separate transaction, Franco-Nevada agreed on Friday December 10, 2010 to purchase from Quadra FNX common shares of Gold Wheaton representing approximately 34.5% of Gold Wheaton for C$4.65 per share.  The consideration to Quadra FNX will be payable 100% in cash. Such acquisition is not subject to any conditions and is scheduled to close on December 16, 2010. Together with the shares of Gold Wheaton previously owned, Franco-Nevada will own 36.9% of the outstanding shares of Gold Wheaton. The total consideration paid per purchased share to Quadra FNX will be topped-up with cash such that the total consideration received by Quadra FNX will be equivalent to that received by other shareholders of Gold Wheaton.

Advisors and Counsel

Franco-Nevada’s financial advisor is BMO Capital Markets and its legal counsel is Gowling Lafleur Henderson LLP. Gold Wheaton’s financial advisor is Paradigm Capital Markets and its legal counsel is Cassels Brock & Blackwell LLP.

About Franco-Nevada

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

About Gold Wheaton

Gold Wheaton (TSX: GLW) is a gold company with 100% of its operating revenue from the sale of gold and precious metals produced by others. The streams include production from Quadra FNX’s Sudbury operations and First Uranium’s Mine Waste Solutions and Ezulwini operations.

Conference Call

Management will host a conference call on Monday, December 13, 2010 at 11:00am Eastern Time to review the transaction. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Combination with Gold Wheaton.

•                  Conference Call Replay: A recording will be available until December 20, 2010 at the following numbers:

•                  Local: 416-849-0833;  Toll-Free: 1-800-642-1687; Pass code: 31857610

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

“Net Royalty Revenue” is defined by Franco-Nevada as cash received or receivable from operating royalty and stream assets, net of any cash outlays required to purchase stream production.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; operating or technical difficulties on any of the properties; risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest; negotiation and finalization of definitive documentation for the transaction (including the arrangement agreement, a fairness opinion and a formal valuation); approval of the listing of the Franco-Nevada shares by the Toronto Stock Exchange; and necessary security holder and court approvals. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Non-GAAP Measures

Net Royalty Revenue, Free Cash-Flow and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.  Other companies may calculate these measures differently. For a reconciliation of these measures to various Canadian GAAP measures, please see the Company’s current interim MD&A disclosure found on the Company’s website and on SEDAR.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Paul Brink
President & CEO	SVP Business Development
416-306-6300	416-306-6300